SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                               October 12, 2004


                           INFINEON TECHNOLOGIES AG

                             St.-Martin-Strasse 53
                                D-81541 Munich
                          Federal Republic of Germany
                              Tel:  +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X Form 40-F   ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ___     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a joint press release of Infineon Technologies AG and Finisar Corporation dated October 11, 2004, to announce that the company's have agreed to modify the terms of a previously announced agreement under which Finisar is to acquire Infineon's Fiber Optics Business Unit.

                                  SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         INFINEON TECHNOLOGIES AG





Date: October 12, 2004                   By:    /s/ WOLFGANG ZIEBART
                                                Dr. Wolfgang Ziebart
                                                Chairman, President and
                                                Chief Executive Officer


                                         By:    /s/ PETER J. FISCHL
                                                Peter J. Fischl
                                                Chief Financial Officer

[Finisar logo]                                                  [Infineon logo]


News Relese/Presseinformation

Joint News Release by Infineon and Finisar

FINISAR AND INFINEON MODIFY TERMS OF AGREEMENT

Munich/Germany and Sunnyvale, Calif./USA -- October 11, 2004 -- Infineon Technologies AG, Muncih (FSE/NYSE: IFX) and Finisar Corporation (NASDAQ: FNSR) announced today that they have agreed to modify the terms of a previously announced agreement under which Finisar is to acquire Infineon's Fiber Optics Business Unit based in Berlin, Germany. The terms were modified in part due to the operating results for this business unit during the past six months. Under the terms of the modified agreement, Finisar will issue approximately 110 million shares of Finisar common stock to Infineon compared to approximately 135 million shares that would have been issuable under the original agreement. Following the transaction, Infineon will hold a 33 percent. equity interest in Finisar. In addition, Infineon has agreed to provide financial assistance with respect to the costs of restructuring the operations of the Fiber Optics Business Unit and integrating those operations with Finisar's following the closing.

The transaction is subject to approval by Finisar's shareholders, applicable regulatory approvals and other customary closing conditions. Jerry Rawls, President and CEO of Finisar, and Frank Levinson, Chairman and Chief Technology Officer of Finisar, who own an aggregate of approximately 16% of the outstanding Finisar shares, have entered into agreements with Infineon to vote their shares in favor of the transaction. The companies have already received the required antitrust clearances in the U.S. and Europe.

As previously announced, the acquisition will involve the transfer of Infineon's fiber optic development, manufacturing, and certain marketing activities and approximately 1,200 employees. The Infineon Fiber Optics Business Unit develops, manufactures and markets a broad range of fiber optic datacom and telecom modules supporting the common MSA standards, BIDI components that allow bi-directional transmission

FOR THE BUSINESS AND TRADE PRESS: INFXX200410.005e

MEDIA RELATIONS CORPORATE    NAME:                      PHONE/FAX:                 EMAIL
WORLDWIDE HEADQUARTERS       GUENTER GAUGLER            +49 89 234 28481 / 28482   guenter.gaugler@infineon.com
U.S.A.                       CHRISTOPH LIEDTKE          +1 408 501 6790 / 2424     christoph.liedtke@infineon.com
ASIA                         KAYE LIM                   +65 6840 0689 / 0073       kaye.lim@infineon.com
JAPAN                        HIROTAKA SHIROGUCHI        +81 3 5449 6795 / 6401     hirotaka.shiroguchi@infineon.com
INVESTOR RELATIONS           EU/APAC +49 89 234 26655   USA/CAN +1 408 501 6800    investor.relations@infineon.com


on a single fiber for fiber-to-the-home applications (FTTH), and plastic optical fiber (POF) components that are used in automotive applications specifically, for entertainment and safety systems.

Pending the approval of Finisar's shareholders, the transaction is now expected to close in the fourth calendar quarter of this year.

At closing, Mr. Thomas Seifert, CEO of Infineon's Memory Products Group, is expected to join the Finisar Board of Directors.

Deutsche Bank Securities is acting as sole financial advisor to Finisar, Citigroup Global Markets is acting as sole financial advisor to Infineon.

ABOUT FINISAR
Finisar Corporation (NASDAQ: FNSR) is a technology leader for fiber optic subsystems and network performance test systems. These products enable high-speed data communications for networking and storage applications over Gigabit Ethernet Local Area Networks (LANs) Fibre Channel Storage Area Networks
(SANs), and Metropolitan Area Networks (MANs) using IP and SONET/SDH-based protocols. The Company's headquarters is in Sunnyvale, California, USA. www.Finisar.com.

ABOUT INFINEON
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure moblie solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,300 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is avilable at www.infineon.com.


                   This news release is available online at
                        http://www.infineon.com/news/.

FOR THE BUSINESS AND TRADE PRESS: INFXX200410.005e

MEDIA RELATIONS CORPORATE    NAME:                      PHONE/FAX:                 EMAIL
WORLDWIDE HEADQUARTERS       GUENTER GAUGLER            +49 89 234 28481 / 28482   guenter.gaugler@infineon.com
U.S.A.                       CHRISTOPH LIEDTKE          +1 408 501 6790 / 2424     christoph.liedtke@infineon.com
ASIA                         KAYE LIM                   +65 6840 0689 / 0073       kaye.lim@infineon.com
JAPAN                        HIROTAKA SHIROGUCHI        +81 3 5449 6795 / 6401     hirotaka.shiroguchi@infineon.com
INVESTOR RELATIONS           EU/APAC +49 89 234 26655   USA/CAN +1 408 501 6800    investor.relations@infineon.com


SAFE HARBOR UNDER THE PRIVATE  SECURITIES  LITIGATION REFORM ACT OF 1995

Except for statements of historical fact, the statements contained in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Finisar's expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to Finisar as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These uncertainties include potential problems related to the assimilation and integration of the operations, technologies and products of Infineon's Fiber Optics Business, as well as all risks associated with the rapidly evolving markets for Finisar's products and uncertainty regarding the development of these markets; Finisar's historical dependence on sales to a limited number of customers and fluctuations in the mix of customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition. Other risks relating to Finisar's business are set forth in Finisar's Annual Report on Form 10-K and other interim reports as filed with the Securities and Exchange Commission.








MEDIA CONTACTS AT FINISAR COPERATION


Steve Workman                            Shelby Palmer
Senior VP Finance, CFO                   Investor Relations
Phone: +1 408-542-4102                   Phone: +408-542-5050
Email: steve.workman@Finisar.com         Email: Investor.relations@Finisar.com


FOR THE BUSINESS AND TRADE PRESS: INFXX200410.005e

MEDIA RELATIONS CORPORATE    NAME:                      PHONE/FAX:                 EMAIL
WORLDWIDE HEADQUARTERS       GUENTER GAUGLER            +49 89 234 28481 / 28482   guenter.gaugler@infineon.com
U.S.A.                       CHRISTOPH LIEDTKE          +1 408 501 6790 / 2424     christoph.liedtke@infineon.com
ASIA                         KAYE LIM                   +65 6840 0689 / 0073       kaye.lim@infineon.com
JAPAN                        HIROTAKA SHIROGUCHI        +81 3 5449 6795 / 6401     hirotaka.shiroguchi@infineon.com
INVESTOR RELATIONS           EU/APAC +49 89 234 26655   USA/CAN +1 408 501 6800    investor.relations@infineon.com


INFINEON TECHNOLOGIES AG

BY ELECTRONIC TRANSMISSION VIA EDGAR

 Securities and Exchange Commission   Name         Francois Eksteen
 450 Fifth Street, N.W.               Department   SEC Reporting / AFR-SEC
 Washington D.C.  20549               Telephone    +49 89 / 234-21758
                                      Fax          +49 89 / 234-22964

                                      E-Mail       francois.eksteen@infineon.com
                                      Internet     www.infineon.com

                                      Date         October 12, 2004




      Re:    Infineon Technologies AG (IFX)
             Report on Form 6-K


Ladies and Gentlemen:

      Infineon Technologies AG is filing today by electronic transmission over the Commission's Edgar system a report on Form 6-K contains a joint press release of Infineon Technologies AG and Finisar Corporation dated October 11, 2004, to announce that the company's have agreed to modify the terms of a previously announced agreement under which Finisar is to acquire Infineon's Fiber Optics Business Unit.

      Please direct any questions to the undersigned at (011-49) 89-234-21758.


Sincerely yours,

/s/ FRANCOIS EKSTEEN

Francois Eksteen

Senior Director SEC Reporting